

March 15, 2011

Douglas A. Larson
President
Eldorado Artesian Springs, Inc.
1783 Dogwood Street
Louisville, Colorado 80027

> **Re:** **Eldorado Artesian Springs, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 26, 2010**
> **File No. 000-18235**

Dear Mr. Larson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Election of Directors, page 3

1.  Please include disclosure regarding the board's assessment of director qualifications required by Item 401(e) of Regulation S-K. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements. For additional guidance, please also refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 116.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Non-Employee Director Compensation, page 8

2.  Based on your disclosure in footnote (3) to this table, it does not appear that the amount reported in the "Options Awards" column of this table reflects the aggregate grant date fair value of option awards as computed in accordance with FASB Accounting Standards Codification Topic 718. Please revise to report the aggregate grant date fair value of

options as required by Item 402(r)(2)(iv) of Regulation S-K, and explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure. We also note your disclosure that as of March 31, 2010, your named executive officers did not beneficially own any stock options or stock awards; however, we also note your disclosure in footnote (1) to your summary compensation table. To the extent you issue stock options or stock awards in the future, please confirm to us that you will report in your summary compensation table the aggregate grant date fair value of these awards as computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(vi) of Regulation S-K.

Certain Relationships and Related Transactions, page 11

3.      You disclose that the original term of the loan with Mr. Larson entered into during the year ended March 31, 2002 was sixty months but, as of the date of the proxy, the note due from Mr. Larson had not been repaid and had an outstanding principal and interest amount of $369,397. We also note disclosure in Note 3 to your most recent Quarterly Report on Form 10-Q filed with us on February 14, 2011 stating that "[t]he accumulated interest and outstanding principal were due upon maturity in August 2007 [and that] [a]s of December 31, 2010, the note due from Mr. Larson has not yet been paid and the outstanding principal and interest due is $390,704 as reflected in the Company's financial statements…." We do not see any modifications to this loan filed as exhibits to your 10-K. Please revise to disclose when the term of this note was extended and the nature of the loan modifications. Please also file this loan modification(s) as an exhibit to your 10-K. Refer to Item 601(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-
(202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director